BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

July 24, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:      Pamela A. Long, Asst. Director

Edward M. Kelly, Senior Attorney

Dale Welcome, Staff Accountant

Anne M. McConnell, Staff Accountant

Re:        Cumberland Hills Ltd. (“Registrant”)

Amendment No. 1 to Registration Statement on Form S-1

Filed on May 31, 2012

File No. 333-181784

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s June 25, 2012 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1. In accordance with your comment we have added that the Registrant is an “emerging growth company” to the prospectus’ front cover. We have also added a section entitled Jumpstart Our Business Startups (“JOBS Act”) on page 3 under the summary, where we have added disclosure relating to your other comments regarding the Registrant and the JOBS Act.

2. Although we agree that the Registrant has “normal operations and assets consisting of cash and cash equivalents and nominal other assets” we do not agree that it is a shell company. In SEC Release 33-8869 (2007) footnote 172 states “Contrary to commenter’s concern Rule 144(i)(1)(i) is not intended to capture a ‘startup company’, or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe such a company does not meet the condition of having ‘no or nominal operations’.”

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July 24, 2012

Re: Cumberland Hills Ltd. (“Registrant”)

We believe the Registrant is a ‘startup company’ and should not be categorized as a “shell” company simply because of its current nominal operations. Since its inception, the Registrant has always been in the same, identified business. Its business has always been described in specificity, its future prospects have always been based on its identified business and the Registrant has continued to improve and grow from its initial incorporation.

The Registrant has never sought to merge or enter into a purchase of or merge with another business nor has it contemplated operating any other business than the business it is currently operating.

We believe that the prohibitions against certain “shell corporations” are directed at those companies that have no business activity, nor pursued a specific business operation for a particular period of time. These companies are seeking a business to merge into or acquire since they are truly a hollow “shell” with not even a defined business or business plan.

As a real “startup” the Registrant, although taking longer than it wanted to, has steadfastly pursued its business plan of developing a system to buy and sell bulk paper products for recycling. Notably, the Registrant has recently started reporting sales revenue from its business and now has earnings and those earnings will hopefully grow each quarter.

In light of the above, we believe that the Registrant is not a “shell’ company and should be allowed to pursue its offering as an operating company.

3. For the reasons set forth in Answer 2. above, we do not believe that the Registrant is a shell.

4. In accordance with your comment we have eliminated reference to foreign currencies and we have reviewed the prospectus and where needed we have tried to revise the narrative to be more realistic regarding the companies future operations.

Registration Statement’s Facing Page

5. In accordance with your comment we have updated our EDGAR company profile.

Summary of Financial Information, page 4

6. We have revised the disclosure in the lead-in paragraph before the financials to clarify that the March 31, 2012 financials are “unaudited”.

Risk Factors, page 4

7. For the reasons set forth in Answer 2. above, we do not believe that the Registrant is a shell.

We have a history of losses…, Page 4

8. In accordance with your comment we have added the losses incurred by the Registrant since incorporation.

July 24, 2012

Re: Cumberland Hills Ltd. (“Registrant”)

Our available supply of recycled paper is dependent on our ability to source the raw material…, page 5

9. In accordance with your comment we have revised disclosure regarding supplier relationships.

A significant amount of our product is purchased and sold in different currencies, page 5

10. We have revised this risk factor in accordance with your comment.

Although we have commenced business operations, we face a high risk of business failure page 6

11. In accordance with your comment we have added disclosure relating to risks of failure.

Our executive director controls our business…, page6

12. In accordance with your comment we have disclosed Mr. Isaacs as our sole executive officer, director and principal shareholder.

Our officers and directors have limited liability and have indemnification rights, page 6

13. In accordance with your comment we have revised disclosure in this risk factor.

You may experience dilution of your ownership interest..., page 7

14. In accordance with your comment we have included the number of shares issued and outstanding as of the date of the prospectus.

Currently, there is no public market for our Common Stock..., page 8

15. For the reasons set forth in Answer 2. above, we do not believe that the Registrant is a shell. In this regard we do not believe that the registrant must maintain a fixed price for the shares for the duration of the offering.

Description of Business, page 9

16. We have disclosed the name of our sole supplier, Toronto Goodwill Industries.

17. In accordance with your comment we have added disclosure as to how the Registrant operates its business.

18. In accordance with your comment we have added disclosure regarding the Registrant’s dependence on its two major customers.

19., 20., and 21. Other than normal business licenses, the Registrant’s business is not subject to any governmental or environmental regulations. We have added a section on page 10 disclosing this fact.

July 24, 2012

Re: Cumberland Hills Ltd. (“Registrant”)

22. In accordance to your comment we have added disclosure on page 10 clarifying that the operations of the Registrant do not require the need to carry inventory and therefore a warehouse or storage facilities are not required.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Plan of Operation, page 11

23. In accordance with your comment we have added disclosure relating to the Registrant’s plan of operation for the next 12 months.

Results of Operations for the three months ended March 31, 2012 and 2011, page 12

24. In accordance with your comment we have added disclosure relating to the Registrant’s earnings for the three months ended March 31, 2012 and 2011.

Liquidity and Capital Resources, page 12

25. In accordance with your comment we have revised disclosure in this section to the Registrant’s ability to obtain debt or equity financing or obtain additional advances from stockholders.

26. In accordance with your comment we have added disclosure related to paying for costs incurred in being a publicly reporting company.

27. In accordance with your comment we have included the material terms of the $40,000 note issued by the Registrant during the quarter ended March 31 , 2012.

Directors, Executive Officers, Promoters and Control Persons, page 13

28. In accordance with your comment we have added some disclosure regarding Mr. Isaacs.

Employment Agreements, page 15

29. In accordance with your comment we have added disclosure regarding the oral agreement that the registrant has with Mr. Isaacs.

Certain Relationships and Related Transactions, page 15

30. In accordance with your comment we have added disclosure regarding the salary of $20,000 to Mr. Isaacs.

Selling Stockholders, page 17

31. In accordance with your comment we have added disclosure as to the relationship between some of the Selling Shareholders with the same name. Other than what we have added to the prospectus on this matter, no other Selling Shareholders with the same surname are related.

July 24, 2012

Re: Cumberland Hills Ltd. (“Registrant”)

Plan of Distribution, page 18

32. In regard to your comment we note that the reference to the selling shareholders being underwriters appears on the prospectus cover and again under “Plan of Distribution” on page 18 and on page 19.

33. For the reasons set forth in Answer 2. above, we do not believe that the Registrant is a shell.

 Where You Can Find More Information, page 22

34. In accordance with your comment we have added disclosure to clarify this section.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

35. The Registrant recognizes revenue in accordance with all the criteria in SAB Topic 13.

Note 5. Major Customer, page F-12

36. In accordance with your comment we have included the percentage of revenue generated from each of the Registrant’s clients.

Exhibit 5.1

37. In accordance with your comment we have included our opinion as Exhibit 5.1.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. Isaacs, President & CEO